April 4, 2022

Elon R. Musk
2110 Ranch Road 620 S. #341886
Austin, TX 78734

       Re:     Twitter, Inc.
               Schedule 13G filed by Elon R. Musk
               Filed April 4, 2022
               File No. 005-87919

Dear Mr. Musk:

     We have reviewed the above-captioned filing and have the following comments. Our comments ask for additional information so that we may better understand your disclosure.

       Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please advise us why in your response.

       After reviewing any information provided in response to these comments, we may have additional comments.

General

1. Please advise us how the conclusion was reached that March 14, 2022 was the Date of the
   Event    that required submission of the above-captioned filing.

2. Please advise us why the Schedule 13G does not appear to have been made within the required 10 days from the date of acquisition as required by Rule 13d-1(c), the rule upon which you represented that you relied to make the submission.

3. Given that a beneficial owner relying upon Rule 13d-1(c) to make a filing on
Schedule 13G
   in lieu of Schedule 13D must provide a response to Item 10(c) of the form, please advise us why the response provided in Item 10 of this Schedule 13G, titled
Certifications,    indicates
   that you determined the line item was    [n]ot [a]pplicable.

4. With limited exception, a beneficial owner may not rely upon Rule 13d-1(c) to file a
   Schedule 13G in lieu of Schedule 13D if that person has acquired the securities with any purpose, or with the effect, of changing or influencing the control of the issuer. See Rule
   13d-1(c)(1) of Regulation 13D-G. Please provide us with a brief analysis of the bases upon which you determined that you were eligible to rely upon Rule 13d-1(c) to make the filing on
   Schedule 13G. Your response should address, among other things, your recent public statements on the Twitter platform regarding Twitter (the issuer), including statements
 Elon R. Musk
April 4, 2022
Page 2

      questioning whether Twitter (the issuer)    rigorously adheres to
free speech
      principles.    Refer also to Rule 12b-2 of Regulation 12B which has a
definition of the term
         control    that is applicable to beneficial ownership reports made
under Regulation 13D-G.



       You may contact Ted Yu, Chief, Office of Mergers and Acquisitions at
(202) 551-7266
or me at (202) 551-3266 with any questions regarding our comments.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions


cc:      Heidi Steele
         McDermott Will & Emery LLP